                                                                  EXHIBIT 99(j)




                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                            THURSDAY, JUNE 16, 1994
                                   4:30 P.M.

TO THE SHAREHOLDERS:

        The Annual Meeting of Shareholders of University National Bank & Trust Company, a national banking association (the "Bank"), will be held at the principal executive offices of the Bank, 250 Lytton Avenue, Palo Alto, California 94301, on June 16, 1994, at 4:30 p.m. for the following purposes:

        1. To elect nine Directors to hold office for a one-year term and until their respective successors are elected and qualified.

        2.   To consider and vote upon a proposal to amend the Bank's
             Amended and Restated Stock Option Plan to increase the number of shares reserved for issuance thereunder from 330,320 to 355,320 and to add a per-employee share limitation.

        3. To transact such other business as may properly come before the Annual Meeting.

        The names of the Board of Directors' nominees to be Directors of the Bank are set forth in the accompanying Proxy Statement and are incorporated herein by this reference.

        Only shareholders of record at the close of business on April 23, 1994, are entitled to notice of and to vote at this meeting and any adjournments thereof.

                                              By Order of the Board of Directors



                                              CARL J. SCHMITT
                                              Chairman of the Board
Palo Alto, California
April 29, 1994

WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING, PLEASE SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POST-PAID ENVELOPE.

               PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS

         The accompanying proxy is solicited on behalf of the Board of Directors of University National Bank & Trust Company, a national banking association (the "Bank"), for use at its Annual Meeting of Shareholders to be held on June 16, 1994, or any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. The date of this Proxy Statement is April 29, 1994, the approximate date on which this Proxy Statement and the accompanying form of proxy were first sent or given to shareholders.

                              GENERAL INFORMATION

         Annual Report. An annual report for the fiscal year ended December 31, 1993, is enclosed with this Proxy Statement.

         Voting Securities. Only shareholders of record as of the close of business on April 23, 1994, will be entitled to vote at the meeting and any adjournment thereof. At the close of business on that date, the Bank had outstanding 1,366,088 shares of its $2.50 par value Common Stock (the "Common Stock").

         Shareholders of Common Stock are entitled to one vote for each share held, except that, in the election of Directors, each shareholder has cumulative voting rights and is entitled to as many votes as shall equal the number of shares held by him or her multiplied by the number of Directors to be elected, and he or she may cast all of his or her votes for a single candidate or may distribute his or her votes among any or all of the candidates as he or she chooses. The Bank's By-laws provide that a majority of the outstanding stock, whether present in person or represented by proxy, shall constitute a quorum for the transaction of business at the Annual Meeting.

         Solicitation of Proxies. The Bank will bear the entire cost of soliciting proxies. In addition to having its regular employees solicit shareholders by mail, the Bank will request banks and brokers, and other custodians, nominees and fiduciaries, to solicit their customers who have Common Stock registered in the names of such entities and will reimburse them for their reasonable, out-of-pocket costs. The Company may use the services of some of its officers, Directors and regular employees to solicit proxies by telephone or personal interview, without additional compensation.

         Voting of Proxies. All valid proxies received before the Annual Meeting will be exercised. All shares of Common Stock represented by a proxy will be voted and, where a shareholder specifies by means of his or her proxy a choice with respect to any matter to be acted upon, the shares will be voted as so specified. If a shareholder does not specify otherwise, his or her shares will be voted (i) in favor of the nominees named herein for election as Directors (and, in the proxyholders' discretion, such shares may be voted as the proxyholders deem appropriate, including by cumulating votes or otherwise, so as to maximize the number of named nominees that are elected), (ii) in favor of the proposal set forth in the accompanying Notice of Annual Meeting of Shareholders, and (iii) in the proxyholders' discretion, on all other matters, if any, as may come before the Annual Meeting and any adjournment thereof. A shareholder giving a proxy has the power to revoke that proxy at any time before it is exercised by delivering to the Secretary of the Bank a written instrument revoking that proxy or a duly executed proxy bearing a later date and has the power to suspend that proxy by attending the Annual Meeting and voting in person.


                           INFORMATION ABOUT THE BANK

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth as of April 23, 1994, certain information with respect to the beneficial ownership of the Bank's Common Stock by (i) all persons known by the Bank to be the beneficial owners of more than 5% of the outstanding Common Stock, (ii) each Director and Director-nominee of the Bank, (iii) the Chief Executive Officer and the four other most highly compensated executive officers of the Bank as of December 31, 1993, whose salary and bonus for the year ended December 31, 1993, exceeded $100,000, and
(iv) all executive officers and Directors of the Bank as a group.

                                                                                    AMOUNT AND       PERCENT
                                                                                     NATURE OF       OF BANK
                                                                                      SHARES      COMMON STOCK
         NAME AND ADDRESS OF BENEFICIAL OWNER(1)                                    OUTSTANDING    OUTSTANDING
         ---------------------------------------                                    -----------    -----------

         Carl J. Schmitt  . . . . . . . . . . . . . . . . . . . . . . . . . . .    87,316  (2)        6.4%
         Robert Schmitt . . . . . . . . . . . . . . . . . . . . . . . . . . . .    70,400  (3)        5.2%
           48 Encino Road
           Atherton, California
         Hall Palmer  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    28,127  (4)        2.1%
         Linda R. Meier . . . . . . . . . . . . . . . . . . . . . . . . . . . .    26,538  (5)        1.9%
         Gayle A. Anderson  . . . . . . . . . . . . . . . . . . . . . . . . . .    25,186  (6)        1.8%
         Leonard Ware . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    20,448  (7)        1.5%
         William A. Preston . . . . . . . . . . . . . . . . . . . . . . . . . .    19,784  (8)        1.4%
         David Hood . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    11,005  (9)          *
         Suzanne Powers   . . . . . . . . . . . . . . . . . . . . . . . . . . .     7,203  (10)         *
         George G. C. Parker  . . . . . . . . . . . . . . . . . . . . . . . . .     5,050  (11)         *
         J. Boyce Nute  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3,127  (12)         *
         Leslie M. Quist  . . . . . . . . . . . . . . . . . . . . . . . . . . .     2,600  (13)         *
         Lawrence A. Aufmuth  . . . . . . . . . . . . . . . . . . . . . . . . .     1,900  (14)         *
         Thomas R. Brown  . . . . . . . . . . . . . . . . . . . . . . . . . . .       900  (15)         *
         All Current Directors and Executive
         Officers of the Bank as a Group (13 persons) . . . . . . . . . . . . .   239,184            17.5%

_________________________________________

      *  Less than 1%.

(1) Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the business address of each of the beneficial owners of more than 5% of the outstanding Common Stock is 250 Lytton Avenue, Palo Alto, California.

(2) Includes 42 shares held by spouse, 20,061 shares held in the Bank's Profit Sharing and Tax Deferred Savings Plan, 750 shares held in a 401(k) plan, 3,305 shares held in an individual retirement account, 50,557 shares held in the Schmitt Family Trust, as to which Carl J. Schmitt has shared voting and investment power, and 12,600 shares subject to options granted under the

         Bank's Amended and Restated Stock Option Plan that may be exercised within 60 days of April 23, 1994.

(3) Includes 400 shares held by spouse and 70,000 shares held in trusts for the benefit of family members, as to which Robert Schmitt has sole voting and investment power.

(4) Includes 4,898 shares held in the Bank's Profit Sharing and Tax Deferred Savings Plan, 4,713 shares held in 401(k) plans, 8,500 shares held in a trust, as to which Mr. Palmer has shared voting and investment power, and 9,600 shares subject to options granted under the Bank's Amended and Restated Stock Option Plan that may be exercised within 60 days of April 23, 1994.

(5) Includes 26,138 shares held in the Meier Family Trust, as to which Ms. Meier has shared voting and investment power, and 400 shares subject to an option granted under the Bank's Outside Directors Stock Option Plan that may be exercised within 60 days of April 23, 1994.

(6) Includes 7,736 shares held in the Bank's Profit Sharing and Tax Deferred Savings Plan, 2,201 shares held in a 401(k) plan and 3,100 shares subject to options granted under the Bank's Amended and Restated Stock Option Plan that may be exercised within 60 days of April 23, 1994.

(7) Includes 6,324 shares owned by spouse, 6,400 shares held in trusts for the children of Mr. Ware, as to which he has shared voting and investment power and of which he disclaims beneficial ownership, and 400 shares subject to options granted under the Bank's Outside Directors Stock Option Plan that may be exercised within 60 days of April 23, 1994.

(8) Includes 2,646 shares held in a Keough Plan and 400 shares subject to options granted under the Bank's Outside Directors Stock Option Plan that may be exercised within 60 days of April 23, 1994.

(9) Includes 300 shares held by a minor child, 2,172 shares held in the Bank's Profit Sharing and Tax Deferred Savings Plan, 533 shares held in a 401(k) plan, and 1,800 shares subject to options granted under the Bank's Amended and Restated Stock Option Plan that may be exercised within 60 days of April 23, 1994.

(10) Includes 1,690 shares held in the Bank's Profit Sharing and Tax Deferred Savings Plan, 513 shares held in a 401(k) plan, and 1,200 shares subject to options granted under the Bank's Amended and Restated Stock Option Plan that may be exercised within 60 days of April 23, 1994.

(11) Includes 400 shares subject to options granted under the Bank's Outside Directors Stock Option Plan that may be exercised within 60 days of April 23, 1994.

(12) Includes 245 shares held in an individual retirement account, 244 shares held in spouse's individual retirement account and 400 shares subject to options granted under the Bank's Outside Directors Stock Option Plan that may be exercised within 60 days of April 23, 1994.

(13) Includes 400 shares subject to options granted under the Bank's Outside Directors Stock Option Plan that may be exercised within 60 days of April 23, 1994.

(14) Includes 1,500 shares held in an individual retirement account and 400 shares subject to options granted under the Bank's Outside Directors Stock Option Plan that may be exercised within 60 days of April 23, 1994.

(15) Includes 400 shares subject to options granted under the Bank's Outside Directors Stock Option Plan that may be exercised within 60 days of April 23, 1994.

MANAGEMENT

         Directors. This section sets forth for the current Directors, each of whom is nominated for election as a Director at the Annual Meeting, certain information with respect to their age and background.

                                                                                               DIRECTOR
NAME                            POSITION(S) WITH THE BANK                            AGE         SINCE
- ----                            -------------------------                            ---       ---------
Lawrence A. Aufmuth             Director                                              49         1991
Thomas R. Brown                 Director                                              56         1991
Linda R. Meier                  Director                                              53         1979
J. Boyce Nute                   Director                                              58         1986
George G. C. Parker             Director                                              54         1986
William A. Preston              Director                                              57         1979
Leslie M. Quist                 Director                                              41         1984
Carl J. Schmitt                 Chairman of the Board, Chief Executive Officer        59         1979
                                and President
Leonard Ware                    Director                                              66         1979


         Lawrence A. Aufmuth is an attorney and since June 1988 has been a partner in the law firm Aufmuth, Fox & Baigent. From July 1971 to June 1988, he was a member of Ware & Freidenrich, A Professional Corporation (now Gray Cary Ware & Freidenrich, A Professional Corporation), a law firm in Palo Alto, California.

         Thomas R. Brown has been Chairman of the Boards of Directors of California Casualty Management Company, California Casualty Indemnity Exchange, California Casualty Insurance Company, California Casualty & Fire Insurance Company and California Casualty General Insurance Company since 1978. Since 1972, he has been a director and Vice President of California Casualty & Life Insurance Co. Mr. Brown has also been a director of Pillar Point Capital Management, Inc., an investment management company, since 1993.

         Linda R. Meier is the Chair of the Board of Directors of Stanford University Hospital and has been a member of that Board of Directors since 1978. She is Vice President of the Board of Trustees of Stanford University, having joined the Board in 1984. Ms. Meier was Treasurer of Lucile Salter Packard Children's Hospital at Stanford University from 1990 to 1992.

         J. Boyce Nute has been the Chairman of the Board and Chief Executive Officer of Mayfield Publishing Company (formerly National Press Publishing Corporation) since 1972. From 1972 to 1992 Mr. Nute was also the President of National Press Publishing Corporation. Mr. Nute is a member of the Boards of Directors of Morgan Kaufman Publishers, Scott/Jones Publishing and Claude Laval Corporation.

         George G. C. Parker is the Associate Dean, Director of the Master of Business Administration program and Professor of Management (Teaching) at the Graduate School of Business of Stanford University. Mr. Parker also provides consulting services to various corporations and banks regarding financial management and strategy. In addition, he is a member of the Board of Managers (Trustees) of Haverford College, Haverford, Pennsylvania.

         William A. Preston is Chairman and Chief Executive Officer of APM, Inc., Palo Alto, California. Mr. Preston has been associated with this company, which is engaged in the manufacture of plastic products, since 1969.

         Leslie M. Quist was Assistant Vice President, Corporate Banking, of Wells Fargo Bank, National Association, from January 1979 to November 1983. She is a member of St. Luke's Hospital Junior Auxiliary of San Francisco and a Board member of the Woodside School Foundation.

         Carl J. Schmitt has been Chairman and Chief Executive Officer of the Bank since its organization in 1979. Mr. Schmitt was self-employed as a banking consultant from 1978 to 1979 and was Superintendent of Banks of the State of California from 1975 to 1978. Mr. Schmitt is a member of the Board of Directors of the Federal Reserve Bank of San Francisco.

         Leonard Ware was a member of Ware & Freidenrich, A Professional Corporation (now Gray Cary Ware & Freidenrich, A Professional Corporation), a law firm in Palo Alto, California, from 1969 to 1981, and of counsel to that firm from 1981 to June 1992. Mr. Ware has been self-employed as a lawyer since June 1992.

         No Director of the Bank holds directorships in other companies with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, except William A. Preston, who is a director of Pacific Scientific Company, a technical manufacturer, and Thomas R. Brown, who is a director of Hexcel Corporation, an advanced materials manufacturer, and CorVel Corporation, an independent provider of medical cost containment and managed care services.

         Meetings of the Board of Directors. The Board of Directors had six meetings during 1993. In 1993, all incumbent Directors of the Bank attended at least 75% of the meetings of the Board of Directors and the meetings of all committees, including the Audit and Compensation Committees, on which each Director serves, except for Leslie M. Quist, who attended six meetings of the Board of Directors and ten of the sixteen meetings of the committees on which he serves, and Leonard Ware, who attended six meetings of the Board of Directors and five of the eight meetings of the committees on which he serves.

         The Board of Directors of the Bank has established an Audit Committee and a Compensation Committee. The members of the Audit Committee are J. Boyce Nute, as Chairperson, Thomas R. Brown, George G. C. Parker and Leslie M. Quist. The members of the Compensation Committee are William A. Preston, as Chairperson, Linda R. Meier and Lawrence A. Aufmuth.

         The Audit Committee met three times during 1993. The functions of the Audit Committee are to recommend the appointment of and to oversee a firm of independent public accountants, whose duty it is to audit the books and records of the Bank for the fiscal year for which they are appointed, to monitor and analyze the results of the internal and regulatory examinations, and to monitor the Bank's financial and accounting organization and financial reporting.

         The Compensation Committee met once during 1993. The function of the Compensation Committee is to make recommendations to the Board of Directors regarding the compensation of the executive officers of the Bank. The Board of Directors makes the final decision regarding such matters. For additional information concerning the Compensation Committee, see "COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION".

         The Bank does not have a standing nominating committee. The Board of Directors of the Bank performs the function of a nominating committee.

                    EXECUTIVE COMPENSATION AND OTHER MATTERS

         The following table sets forth information concerning the compensation of the Chief Executive Officer of the Bank and the four other most highly compensated executive officers of the Bank as of December 31, 1993, whose total salary and bonus for the year ended December 31, 1993, exceeded $100,000, for services in all capacities to the Bank and its subsidiaries, during the fiscal years ended December 31, 1991, 1992 and 1993:


                           SUMMARY COMPENSATION TABLE

                                                                                              Long Term           All Other
                                                        Annual Compensation                  Compensation       Compensation(1)
                                                     ----------------------------------      ------------       ---------------
                                                                                               Awards
                                                                                               ------
                                                                                               Options
                   Name and Principal Position        Year         Salary        Bonus        (Shares)
                 -----------------------------       -----         -------      ------        ----------
                 Carl J. Schmitt, Chairman            1993         $213,849    $202,217           6,000            $26,023  (2)
                   and Chief Executive                1992          207,600     172,913             -0-             30,371  (3)
                   Officer                            1991          200,000     178,434           3,750                --

                 Gayle A. Anderson,                   1993          $92,174    $101,108           4,000            $19,437  (4)
                   Executive Vice President,          1992           89,640      93,107             -0-             20,021  (4)
                   Chief Financial Officer and        1991           86,377      96,080           2,500                --
                   Secretary to The
                   Association

                 David Hood, Executive Vice           1993          $91,024     $88,975           4,000            $17,347  (5)
                   President and Senior               1992           89,162      48,910             -0-             14,960  (5)
                   Lending Officer                    1991           85,950      31,741           5,000                --

                   Hall Palmer, Executive Vice        1993          $92,111    $101,108           4,000            $19,412  (6)
                   President and Senior Trust         1992           89,334      93,107             -0-             20,014  (6)
                   Officer                            1991           86,299      96,080           2,500                --

                 Suzanne M. Powers,                   1993          $92,324     $64,709           4,000             $15,406 (7)
                   Executive Vice President           1992           74,376      33,200           3,000              10,290 (7)
                   and Senior Operations              1991           67,542      26,594           1,000                 --
                   Officer



(1) Information for years prior to fiscal 1992 is not required to be disclosed under the transition provisions of the rules of the Securities and Exchange Commission.

(2) Represents an annual premium of $1,724 for disability insurance, an annual premium of $1,455 for a $100,000 face value term life policy covering Mr. Schmitt, and a profit-sharing contribution of $22,844 by the Bank to Mr. Schmitt's account under the Bank's Profit Sharing and Tax Deferred Savings Plan.

(3) Represents an annual premium of $1,754 for disability insurance, and an annual premium of $1,289 for a $100,000 face value term life policy covering Mr. Schmitt, and a profit-sharing contribution of $27,328 by the Bank to Mr. Schmitt's account under the Bank's Profit Sharing and Tax Deferred Savings Plan.

(4) Represents a profit-sharing contribution by the Bank to Ms. Anderson's account under the Bank's Profit Sharing and Tax Deferred Savings Plan.

(5) Represents a profit-sharing contribution by the Bank to Mr. Hood's account under the Bank's Profit Sharing and Tax Deferred Savings Plan.

(6) Represents a profit-sharing contribution by the Bank to Mr. Palmer's account under the Bank's Profit Sharing and Tax Deferred Savings Plan.

(7) Represents a profit-sharing contribution by the Bank to Ms. Powers' account under the Bank's Profit Sharing and Tax Deferred Savings Plan.


         The following table provides the specified information concerning grants of options to purchase the Bank's Common Stock made during the year ended December 31, 1993, to the persons named in the Summary Compensation
Table:


                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                              Potential Realizable Value
                                                                                              at Assumed Annual Rates of
                                                                                             Stock Price Appreciation for
                  Individual Grants in Fiscal 1993                                                  Option Term(1)
                  --------------------------------------------------------------------     ---------------------------------
                                                        % of
                                                       Total
                                                      Options
                                                      Granted
                                                         to      Exercise
                                                      Employees     or
                                                          in       Base
                                           Options      Fiscal     Price    Expiration
                          Name           Granted (2)     Year      ($/Sh)      Date            5% ($)              10% ($)
                  --------------------------------------------------------------------         --------            -------
                  Carl J. Schmitt          6,000         14.3%    $26.75      1/27/03          $261,438            $416,296

                  Gayle A. Anderson        4,000          9.5%    $26.75      1/27/03          $174,292            $277,530

                  David Hood               4,000          9.5%    $26.75      1/27/03          $174,292            $277,530

                  Hall Palmer              4,000          9.5%    $26.75      1/27/03          $174,292            $277,530

                  Suzanne M. Powers        4,000          9.5%    $26.75      1/27/03          $174,292            $277,530

- ------------------------------------------

(1) Potential gains are net of exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only, based on the Securities and Exchange Commission's rules. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock, overall market conditions and the optionholders' continued employment through the vesting period. The amounts reflected in this table may not necessarily be achieved. One share of stock purchased at $26.75 in 1993 would yield profits of $16.82 at 5% appreciation over ten years, or $42.63 per share at 10% appreciation over the same period.

(2) Options granted under the Bank's Amended and Restated Stock Option Plan (the "Option Plan") are exercisable in five equal installments, commencing one year after the date the option is granted. Under the Option Plan, the Board retains discretion to modify the terms of outstanding options.

         The following table provides the specified information concerning exercises of options to purchase the Bank's Common Stock in the fiscal year ended December 31, 1993, and unexercised options held as of December 31, 1993, by the persons named in the Summary Compensation Table:


                          AGGREGATED OPTION EXERCISES
                           AND FISCAL YEAR-END VALUES


                                                                                                  Value of Unexercised
                                                                   Number of Unexercised          In-the-Money Options
                                                                   Options at 12/31/93                at 12/31/93
                                                                   ----------------------      ---------------------------
                                            Shares
                                            Acquired
                                              on         Value
                        Name              Exercise      Realized    Exercisable  Unexercisable  Exercisable   Unexercisable
                        ----              ---------     --------    -----------  -------------  -----------   -------------
                        Carl J. Schmitt           0           $0      10,600        12,150      $207,456       $72,363

                        Gayle A.                800      $19,200       3,100         8,800       $50,375       $48,975
                        Anderson

                        David Hood            2,000      $29,000       1,800        10,200       $27,850       $58,650

                        Hall Palmer           2,000      $36,500       7,700         8,800      $137,400       $48,975

                        Suzanne M.              600       $8,400       1,200         9,200       $16,900       $60,400
                        Powers

CERTAIN TRANSACTIONS

         The Bank has had, and expects to have in the future, banking transactions in the ordinary course of its business with the Bank's Directors, officers, principal shareholders and their associates, on the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others, and which, in the opinion of the Bank's management, do not involve more than the normal risk of collectibility or present other unfavorable features. Furthermore, it is the Bank's policy to preclude its executive officers, other than its Chairman of the Board, from borrowing from the Bank, and any loan to a Director, including the Chairman of the Board, must be approved by the entire Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         During 1993, William A. Preston, Linda R. Meier and Lawrence A. Aufmuth served on the Bank's Compensation Committee. During 1993, the Bank retained Aufmuth, Fox & Baigent, the law firm of which Mr. Aufmuth is a shareholder and an employee.

COMPENSATION OF DIRECTORS

         Non-employee directors of the Bank were reimbursed during 1993 at the rate of $1,500 per month. The total compensation paid to all non-employee directors in 1993 was $180,000. Under the Bank's Outside Directors Stock Option Plan, each non-employee Director received a one-time nonqualified stock option for 1,000 shares of the Bank's Common Stock with an exercise price equal to closing market price on date of grant on January 23, 1992. The options become exercisable in five equal annual installments, commencing one year after the date of the grant.

CHANGES TO BENEFIT PLANS

         In March 1994, the Bank proposed an amendment to increase the share reserve under its Option Plan. From the date of that proposal to April 23, 1994, a Senior Vice President of the Bank, who is not an executive officer, has received a stock option grant for 2,500 shares and there have been no stock option grants to any executive officers of the Bank or to any other Bank employee. Non-employee directors are not eligible to participate in the Option Plan.


         In addition to the increase in the share reserve, the Board of Directors has amended the Option Plan, subject to shareholder approval, to limit the numbers of shares that may be granted to any employee under the Option Plan to 5,000 shares within any fiscal year. Although the Bank does not typically make grants that would approach that limit, the proposed amendment would allow option grants to executive officers under the Option Plan to meet one of the requirements for exemption from the $1,000,000 cap on deductibility of executive officer compensation imposed by section 162(m) of the Internal Revenue Code of 1986.

         The following table also sets forth grants of stock options received under the Option Plan during the fiscal year ended December 31, 1993, by (1) the Chief Executive Officer of the Company and the four other most highly compensated executive officers of the Company as of December 31, 1993, whose total salary and bonus for the fiscal year ended December 31, 1993, exceed $100,000; (2) all current executive officers as a group; (3) all current directors who are not executive officers as a group; and (4) all employees, including all officers who are not executive officers, as a group. Grants under the Option Plan are made at the discretion of the Board of Directors. ACCORDINGLY, FUTURE GRANTS UNDER THE OPTION PLAN ARE NOT YET DETERMINABLE.

                                                                NEW PLAN BENEFITS

                                                                           UNIVERSITY NATIONAL BANK & TRUST COMPANY
                                                                            AMENDED AND RESTATED STOCK OPTION PLAN
                                                                           ------------------------------------------
                                                                                EXERCISE PRICE            NUMBER OF
                                        NAME AND POSITION                        (PER SHARE)               SHARES
                           ---------------------------------------                ----------               --------
                            Carl J. Schmitt                                         $26.75                  6,000
                            Chairman and Chief Executive Officer

                            Gayle A. Anderson                                       $26.75                  4,000
                            Executive Vice President, Chief Financial
                            Officer and Secretary to The Association

                            David Hood                                              $26.75                  4,000
                            Executive Vice President and Senior
                            Lending Officer

                            Hall Palmer                                             $26.75                  4,000
                            Executive Vice President and Senior Trust
                            Officer

                            Suzanne M. Powers                                       $26.75                  4,000
                            Executive Vice President and Senior
                            Operations Officers

                            Executive Group (5 persons)                             $26.75                 22,000

                            Non-Executive Director Group (7 persons)                --(1)                   --(1)

                            Non-Executive Officer Employee Group                    $26.75                 20,000

(1) Only full-time salaried employees (including officers and directors who are full-time salaried employees) of the Bank are eligible to participate in the Option Plan.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

         The Compensation Committee, after deliberation, felt that the Bank's compensation policy relative to its Executive Officers should continue. This policy encompasses the following:

         . That none of the Executive Officers shall have an employment contract nor a golden parachute.

         . That each of the Executive Officers will have a salary base that will be adjusted annually for a change in the CPI. (Chairman and CEO's base for 1993 was $213,849, and the adjustment for all Executive Officers for 1994 is 3.01%.)

         . That the Executive Officers and Senior Vice Presidents will be awarded a participation at the beginning of the fiscal year of a bonus pool which in the aggregate will equal 10% of pre-tax earnings. (Chairman and CEO's allotment of the Bonus Pool for 1993 was 23.25%, and it will be 22.5% for 1994.)

         . That the Bank allocated 10% of after tax profits before reporting as a contribution to the Bank's Profit Sharing Plan, which is allocated amongst the employees in accordance to each employee's share of the total compensation of the Bank with provisions that prevent top-heavy allocations to the CEO.

         . That options are considered to be a major ingredient in the compensation package of the Executive Officers. (The Chairman and CEO received a new option of 6,000 shares at the then-current market value as part of the 1993 compensation package.)

         In awarding percentage participation in the bonus pool to Executive Officers (including the Chairman and CEO) and Senior Vice Presidents and in recommending to the Board of Directors stock option grants to employees (including the Chairman and CEO), the Compensation Committee subjectively evaluated each recipient's relative position and responsibilities and his or her historical and expected contributions to the Bank during 1994.

         Because of the above, a major portion of the Executive Officers' compensation is in fact variable and dependent upon the profit performance of the Bank, i.e., if the Bank's profits are seriously down, the cash bonus pool will be down by the same proportional amount, and the Executive Officers will share in that loss. On the other hand, the stronger the profits of the Bank are, the higher the compensation to the participants in the pool are. In addition to the Chairman and CEO and the Executive Vice Presidents, all of the Senior Vice Presidents also have allocations in the pool, but the percentage of their compensation derived from the pool is much less.

         Since there are no employment contracts nor golden parachutes, the Executive Officers' performance is always subject to review.

         The Bank reviewed the recent amendments to the Internal Revenue Code and related regulations of the Internal Revenue Service that restrict deductibility of executive compensation paid to any of the five most highly compensated officers at the end of any fiscal year to the extent such compensation exceeds $1,000,000 in any year and does not qualify for an exemption under the statute or proposed regulations. The Compensation Committee concluded in January 1994 that it would be advisable to establish certain restrictions on the granting of Options under the Option Plan to assist in the exemption of compensation realized in connection with the future exercise of such options. See "PROPOSAL TO AMEND THE UNIVERSITY NATIONAL BANK & TRUST COMPANY AMENDED AND RESTATED STOCK OPTION PLAN". The Committee does not believe that other components of the Company's compensation will be likely in the aggregate to exceed $1,000,000 for any executive officer in any year in the foreseeable future, and therefore concluded that no further action with respect to qualifying such compensation for deductibility was necessary at this time.

January 11, 1994                                COMPENSATION COMMITTEE

                                                William A. Preston, Chairperson
                                                Linda R. Meier
                                                Lawrence A. Aufmuth

                        COMPARISON OF SHAREHOLDER RETURN

         Set forth below is a line graph comparing the annual percentage change in the cumulative total return on the Bank's Common Stock with the cumulative total return of the S&P 500 Composite Index and California Independent Bank Proxy for the period commencing on December 31, 1988, and ending on December 31, 1993.

          COMPARISON OF CUMULATIVE TOTAL RETURN FROM DECEMBER 31, 1988
                          THROUGH DECEMBER 31, 1993:1

       UNIVERSITY NATIONAL BANK & TRUST COMPANY, S&P 500 COMPOSITE INDEX,
                       CALIFORNIA INDEPENDENT BANK PROXY





                          1988           1989           1990            1991           1992           1993
                          ----           ----           ----            ----           ----           ----
 UNB                     $100.00        $160.45        $131.74        $136.91        $140.04         $188.80

 S&P 500                 $100.00        $131.59        $127.49        $166.17        $178.81         $196.75

 CAL. IND. BANK          $100.00        $136.18        $112.17        $112.18        $106.18         $123.34
 PROXY

                           Source:  Montgomery Securities Western Bank Monitor
- --------------------

    1 Assumes that $100.00 was invested on December 31, 1988, at the closing sales price in the Bank's Common Stock and each index, and that all dividends were reinvested. Shareholder returns over the indicated period should not be considered indicative of future shareholder returns.

                             ELECTION OF DIRECTORS

         The By-laws of the Bank provide that the Board of Directors may fix the number of Directors at any number between five and twenty-five, inclusive. The Board of Directors, pursuant to its authority, has set the number of Directors at nine and all nine Directors are to be elected at this meeting to hold office until the next Annual Meeting of Shareholders and until their successors are elected and qualify. Unless otherwise cumulatively voted so as to maximize the number of recommended nominees elected, all proxies will be voted for the election of the nine nominees recommended by the Board of Directors, unless authority to vote for the election of Directors or any Director is withheld. All of the nominees are incumbent Directors of the Bank. See "INFORMATION ABOUT THE BANK--Management". If any of the nominees should unexpectedly decline or be unable to act as a Director, the proxies may be voted for a substitute nominee to be designated by the Board of Directors. The Board of Directors has no reason to believe that any nominee will become unavailable and has no present intention to nominate persons in addition to or in lieu of the incumbent Directors.

         The By-laws of the Bank provide for the nomination of Directors in the following manner:

         Nominations for election to the Board of Directors may be made by the Board of Directors or by any shareholder of any outstanding class of capital stock of the Bank entitled to vote for the election of Directors. Nominations, other than those made by or on behalf of the existing management of the Bank, shall be made in writing and shall be delivered or mailed to the Chief Executive Officer of the Bank not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of Directors; provided, however, that if less than 21 days' notice of the meeting is given to shareholders, such nomination shall be mailed or delivered to the Chief Executive Officer of the Bank not later than the close of business on the seventh day following the day on which the notice was mailed. Such notification shall contain the following information to the extent known to the notifying shareholder: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the number of shares of capital stock of the Bank that will be voted for each proposed nominee; (d) the name and residence address of the notifying shareholder; and (e) the number of shares of capital stock of the Bank owned by the notifying shareholder. Nominations not made in accordance herewith may, in his discretion, be disregarded by the Chairman of the meeting, and upon his instructions, the inspector of elections shall disregard all votes cast for each such nominee.

         If a quorum is present and voting, the nine nominees for Director receiving the highest number of votes will be elected as Directors.
Abstentions and shares held by brokers that are present, but not voted because the brokers were prohibited from exercising discretionary authority, i.e., "broker non-votes", will be counted as present for purposes of determining if a quorum is present.


                        PROPOSAL TO AMEND THE UNIVERSITY
                         NATIONAL BANK & TRUST COMPANY
                     AMENDED AND RESTATED STOCK OPTION PLAN

         The University National Bank and Trust Company Amended and Restated Stock Option Plan was adopted by the Board of Directors in 1980, and approved by the shareholders in 1980. From the inception of the Option Plan through April 23, 1994, a total of 330,320 shares of Common Stock have been authorized for issuance under the Option Plan, of which 138,473 shares have previously been issued upon the exercise of corresponding stock options (subject to adjustment in the event of reorganization, merger, consolidation, recapitalization, reclassification, stock split, stock dividend, consolidation of shares or other changes in the capital structure of the Bank) and 156,200 shares are reserved for issuance upon the exercise of previously granted stock options. As of April 23, 1994, there remain only 5,450 shares available for future grants under the Option Plan.

         The Option Plan was created in order to assist the Company in the recruitment, retention and motivation of key employees who are highly qualified and in a position to make material contributions to the Bank's success. The Option Plan is intended to offer these individuals a significant incentive by enabling them to acquire options to purchase Common Stock at a price equal to its market value on the date the option is granted.

         The Company believes that an adequate reserve of shares for issuance under the Option Plan is necessary to enable it to successfully compete with other companies to secure and retain valuable employees. At a meeting held in March 1994, subject to shareholder approval being sought at the Annual Meeting, the Board of Directors unanimously adopted an amendment to the Option Plan to increase the number of shares of Common Stock reserved for issuance upon the exercise of options granted under the Option Plan by 25,000 to a total of 355,320 shares. If the proposed amendments to the Option Plan were adopted, the number of shares available for grant would be increased to 30,450.

         Effective January 1, 1994, the Internal Revenue Code was amended to impose a cap on the amount of executive compensation recognized by a corporation's five most highly compensated executive officers that the corporation may deduct, set at $1,000,000 per executive per year. To facilitate the Bank's ability to continue to deduct in full all amounts of income recognized by the Bank's executive officers upon exercise of stock options, as discussed below under "Summary of Federal Income Tax Consequences of the Option Plan", the Board also adopted an amendment to the Option Plan, subject to shareholder approval, to impose a per-employee share limitation of 5,000 shares per fiscal year, although Bank grants typically do not approach this limit.

SUMMARY OF THE PROVISIONS OF THE OPTION PLAN

         The following summary of the Option Plan, including the proposed amendment, is qualified in its entirety by the specific language of the Option Plan, a copy of which is available to any shareholder upon request.

         The Option Plan is administered by the Board of Directors or a duly appointed committee of the Board of Directors. Options granted under the Option Plan may be either incentive stock options, that is, options which are intended to satisfy the requirements of Section 422 of the Internal Revenue Code of 1986 (the "Code") or nonqualified stock options. The Board of Directors or the committee of the Board of Directors, if appointed, determines the criteria upon which options are granted. The criteria typically includes job classification for grants to new employees, and job classification and performance for grants to existing employees. All options must be granted, if at all, on or before January 23, 2002.

         All full-time salaried employees (including officers and directors who are full-time salaried employees) of the Bank are eligible to participate in the Option Plan. Non-employee directors of the Bank are not eligible to participate in the Option Plan. As of April 23, 1994, 145 employees were eligible to participate in the Option Plan.

         The exercise price of any option granted under the Option Plan may not be less than 100% of the fair market value of the Common Stock of the Bank on the date of grant; provided, however, that any option granted to a person who owns stock possessing more than 10% of the total combined voting power or value of all classes of stock of the Bank shall have an exercise price not less than 110% of the fair market value of the Common Stock of the Bank on the date of grant. On April 13, 1994, the average of the closing bid and asked prices per share of the Bank's Common Stock as reported by NASDAQ was $31.25.

         Under the Option Plan, options are exercisable only to the extent vested and options generally vest 20% one year from the date of grant and vest thereafter in equal annual increments over five years. No option shall be exercisable after the expiration of ten years after the date such option is granted. Shares subject to an option granted under the Option Plan may be purchased for cash or by check or equivalent thereof acceptable to the Bank.

         If an optionee ceases to be an employee of the Bank for any reason, except for termination for cause or death or disability, the optionee may exercise his or her option (to the extent unexercised and exercisable on the date of termination) within 30 days after the date of termination, but in any event not later than the expiration of the option term. If an optionee is terminated for cause, the option will expire immediately upon notice of such termination. If an optionee ceases to be an employee of the Bank due to death or disability, the optionee (or his or her legal representative) may exercise the option (to the extent unexercised and exercisable on the date of termination) within 12 months after the date of termination, but in any event not later than the expiration of the option term.

         During the lifetime of the optionee, an option may be exercised only by the optionee. An option may not be transferred or assigned, except by will or the laws of descent and distribution.

         Options granted are subject to the "sequential exercise rule" which means that these options must be exercised in the sequences in which they are granted, and that an employee must completely exercise a prior option before exercising a subsequent option. Compliance with the sequential exercise rule is not required for federal or California income tax purposes for options granted after January 1, 1987. However, the management of the Bank has determined that compliance with the sequential exercise rule is in the best interests of the Bank and will be required as a condition to the exercise of an option.

         Generally, in the event of a transfer of control of the Bank, all outstanding options will be terminated to the extent unexercised if the Bank is unable to arrange for the surviving, successor, or acquiring entity to assume such options.

         The Board of Directors may terminate or amend the Option Plan at any time, however, without the approval of shareholders and the U.S. Comptroller of the Currency, the Board of Directors may not amend the Option Plan to (i) increase the maximum number of shares for which options may be granted under the Option Plan, either in the aggregate or to any individual, (ii) change the computation of the minimum exercise price at which an option may be granted,
(iii) extend the period during which options granted under the Option Plan may be granted or exercised, or (iv) amend the requirements as to the class of employees or officers eligible to receive options under the Option Plan.

         Summary of Federal Income Tax Consequences of the Option Plan. The following summary is intended only as a general guide as to the United States federal income tax consequences under current law with respect to participation in the Option Plan and does not attempt to describe all possible federal or other tax consequences of such participation. Furthermore, the tax consequences of options are complex and subject to change, and a taxpayer's particular situation may be such that some variation of the described rules is applicable.

         Optionees should consult their own tax advisors before the exercise of any option and before the disposition of any shares of Common Stock acquired upon the exercise of an option.

         Incentive Stock Options. Options designated as incentive stock options are intended to fall within the provisions of Section 422 of the Code. An optionee recognizes no taxable income as the result of the grant or exercise of such an option.

         For optionees who do not dispose of their shares within two years following the date the option was granted nor within one year following the transfer of the shares upon exercise of the option, the gain on sale of the shares (which is defined to be the difference between the sale price and the purchase price of the shares) will be taxed as long-term capital gain. If an optionee is entitled to a long-term capital gain treatment upon a sale of the stock, the Bank will not be entitled to any deduction for federal income tax purposes. If an optionee disposes of shares within two years after the date of grant or within one year from the date of exercise (a "disqualifying disposition"), the difference between the option price and the fair market value of the shares on the determination date of the option, which is generally the date of exercise (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized), will be taxed at ordinary income rates at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. A capital gain or loss will be long-term if the optionee's holding period is more than 12 months. Any ordinary income recognized by the optionee upon the disposition of the stock should be deductible by the Bank for federal income tax purposes.

         The difference between the option price and the fair market value of the shares on the determination date of an incentive stock option (which is generally the date of exercise) is an adjustment in computing the optionee's alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to optionees subject to the alternative minimum tax.

         Nonqualified Stock Options. Nonqualified stock options have no special tax status. An optionee generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of an option, the optionee normally recognizes ordinary income in the amount of the difference between the option price and the fair market value of the shares on the determination date (which is generally the date of exercise). If the optionee is an employee, such ordinary income generally is subject to withholding of income and employment taxes.

         Upon the sale of stock acquired by the exercise of a nonqualified stock option, any gain or loss, based on the difference between the sale price and the fair market value on the date of recognition of income, will be taxed as capital gain or loss. A capital gain or loss will be long-term if the optionee's holding period is more than 12 months from the date of recognition of income. No tax deduction is available to the Bank with respect to the grant of the option or the sale of the stock acquired pursuant to such grant. The Bank should be entitled to a deduction equal to the amount of ordinary income recognized by the optionee as a result of the exercise of the option.

VOTE REQUIRED AND BOARD OF DIRECTORS' RECOMMENDATION

         The affirmative vote of a majority of the votes present or represented by proxy and entitled to vote at the Annual Meeting of Shareholders, at which a quorum representing a majority of all outstanding shares of Common Stock of the Bank is present and voting, either in person or by proxy, is required for approval of this proposal. Abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum. Abstentions will have the same effect as a negative vote on this proposal. Broker non-votes, on the other hand, will not be counted in determining whether the proposal has received the required affirmative vote.

         The Board believes that the proposed amendment of the Option Plan is in the best interest of the Bank and the shareholders for the reasons stated above. THEREFORE, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THIS PROPOSAL TO INCREASE THE NUMBER OF SHARES OF AUTHORIZED BUT UNISSUED COMMON STOCK OF THE BANK RESERVED FOR ISSUANCE AND TO IMPLEMENT A PER-EMPLOYEE SHARE LIMITATION UNDER THE UNIVERSITY NATIONAL BANK & TRUST COMPANY AMENDED AND RESTATED STOCK OPTION PLAN.


                         INDEPENDENT PUBLIC ACCOUNTANTS

         The Board of Directors has appointed KPMG Peat Marwick as independent public accountants for the Bank's fiscal year ending December 31, 1994. The appointment was made upon the recommendation of the Audit Committee.

         KPMG Peat Marwick has served as the Bank's independent public accountants since May 1989. Audit services provided to the Bank by KPMG Peat Marwick for 1993 consisted of the examination of the financial statements of the Bank for the year ended December 31, 1993.

         Each professional service provided by KPMG Peat Marwick either was approved in advance or was subsequently approved, and the possible effect on the auditor's independence was considered, by the Audit Committee.

         A representative of KPMG Peat Marwick is expected to be present at the Annual Meeting of Shareholders with the opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions.


                 SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

         Proposals of shareholders intended to be presented at the next annual meeting of shareholders of the Bank must be received by the Bank at 250 Lytton Avenue, Palo Alto, California 94301, no later than December 30, 1994, and satisfy the conditions established by the Securities and Exchange Commission for shareholder proposals to be included in the Bank's proxy statement for that meeting. Only one proposal from any one shareholder may be submitted in any one year.


                                 ANNUAL REPORT

         The Annual Report of the Bank containing audited financial statements for the fiscal year ended December 31, 1993, accompanies this Proxy Statement.

         THE BANK HEREBY UNDERTAKES TO DELIVER, AT NO CHARGE, TO EACH SHAREHOLDER OF THE BANK, UPON WRITTEN REQUEST, A COPY OF THE BANK'S ANNUAL REPORT ON FORM 10-K (WITHOUT EXHIBITS) INCLUDING THE FINANCIAL STATEMENTS AND SCHEDULES THERETO. ALL REQUESTS FOR SUCH ANNUAL REPORT ON FORM 10-K SHOULD BE SENT TO GAYLE A. ANDERSON, SECRETARY, AT THE BANK, 250 LYTTON AVENUE, PALO ALTO, CALIFORNIA 94301.


                                 OTHER BUSINESS

         The Board of Directors knows of no business that will be brought before the Annual Meeting other than as described in this Proxy Statement, but if such matters are properly presented to the meeting, proxies solicited hereby will be voted in accordance with the judgment of the persons holding such proxies. All shares represented by duly executed proxies will be voted at the meeting.

Palo Alto, California
April 29, 1994
                                  UNIVERSITY NATIONAL BANK & TRUST COMPANY, a national banking association, is a member of the Federal Deposit Insurance Corporation and the Federal Reserve System.

                                     [FACE]


                    UNIVERSITY NATIONAL BANK & TRUST COMPANY

                    PROXY FOR ANNUAL MEETING OF SHAREHOLDERS
                      SOLICITED BY THE BOARD OF DIRECTORS


      The undersigned hereby appoints Linda R. Meier, George G. C. Parker and Leonard Ware, and each of them, with full power of substitution, to represent the undersigned and shares of stock in University National Bank & Trust Company (the "Bank"), that the undersigned is entitled to vote at the annual meeting of the shareholders of the Bank to be held on Thursday, June 16, 1994, at 4:30 p.m., local time, and at any adjournment thereof (1) as specified below upon the proposals listed on the reverse side and as described in the Proxy Statement For Annual Meeting of Shareholders of the Bank dated April 29, 1994, receipt of which is hereby acknowledged, and (2) in their discretion upon such other matters as may properly come before the meeting. The undersigned hereby acknowledges receipt of the Bank's 1993 Annual Report to Shareholders.

THE SHARES REPRESENTED HEREBY SHALL BE VOTED AS SPECIFIED. IF NO SPECIFICATION IS MADE, THESE SHARES SHALL BE VOTED FOR PROPOSALS 1 AND 2.


                   CONTINUED AND TO BE SIGNED ON REVERSE SIDE

                                   [REVERSE]


THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOLLOWING PROPOSALS:

      1.   ELECTION OF DIRECTORS

           NOMINEES:  L. A. Aufmuth, T. R. Brown, L. R. Meier, J.B. Nute,
                      G. G. C. Parker, W. A. Preston, L. M. Quist,
                      C. J. Schmitt, L. Ware

          / / FOR ALL NOMINEES           / /  WITHHELD FROM
                                              ALL NOMINEES

          / / ____________________________________________

                For, except vote withheld from the nominee or nominees whose names are written on the line provided above.

      2. To approve an amendment to the Bank's Amended and Restated Stock Option Plan to increase the number of shares of Common Stock reserved for issuance thereunder from 330,320 to 355,320 and to add a per-employee share limitation, as set forth in full in the Proxy Statement.

             / / FOR              / / AGAINST           / / ABSTAIN


             / / PLEASE MARK HERE FOR         / / PLEASE MARK HERE IF
                 ADDRESS CHANGE                   YOU PLAN TO ATTEND
                 AND NOTE AT LEFT.                THE MEETING.


PLEASE SIGN EXACTLY AS YOUR NAME APPEARS          Date:_________________________
ON YOUR STOCK CERTIFICATES.  WHEN SHARES
ARE HELD BY JOINT TENANTS, BOTH SHOULD            Signature:____________________
SIGN.  WHEN SIGNING AS EXECUTOR,
ADMINISTRATOR, TRUSTEE OR GUARDIAN, PLEASE        Signature:____________________
GIVE FULL TITLE AS SUCH.  IF A CORPORATION,
PLEASE SIGN IN FULL CORPORATE NAME BY
PRESIDENT OR OTHER AUTHORIZED OFFICER.  IF
A PARTNERSHIP, PLEASE SIGN IN PARTNERSHIP
NAME BY AUTHORIZED PERSON.



                                     2